Exhibit 23.2

Consent of Independent Registered Public Accounting Firm

The Board of Directors

Penford Corporation:

We consent to the incorporation by reference in the registration statements (Nos. 333-167010 and 333-104509) on Form S-3 and registration statements (Nos. 333-133160, 333-92356, 333-23433, and 033-58799) on Form S-8 of Penford Corporation and subsidiaries of our report dated November 10, 2011 with respect to the consolidated balance sheets of Penford Corporation and subsidiaries as of August 31, 2011 and 2010, and the related consolidated statements of operations and comprehensive income (loss), cash flows, and shareholders’ equity for the years then ended and the effectiveness of internal control over financial reporting as of August 31, 2011, which report appears in the August 31, 2011 annual report on Form 10-K/A of Penford Corporation and subsidiaries.

/s/ KPMG LLP

Denver, Colorado

July 19, 2012